# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearmind Medicine Inc., CIK 0001892500
CUSIP: 185053402
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 101-1220 West 6th Avenue, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6H1A5
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000930413-24-003177
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 250,267; sole dispositive power 0; shared dispositive power 250,267; aggregate amount beneficially owned 250,267 (4.99% of the class)
  Comment: 250,267 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
  
  * As more fully described in Item 4, the Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 201,418; shared voting power 250,267; sole dispositive power 201,418; shared dispositive power 250,267; aggregate amount beneficially owned 451,685 (6.24% of the class)
  Comment: 201,418 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
  
  250,267 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
  
  451,685 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
  
  * As more fully described in Item 4, the Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 250,267; sole dispositive power 0; shared dispositive power 250,267; aggregate amount beneficially owned 250,267 (4.99% of the class)
  Comment: * As more fully described in Item 4, the Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

## Item 1. Issuer
Name of issuer: Clearmind Medicine Inc.
Address of issuer's principal executive offices: 101-1220 West 6th Avenue, Vancouver, British Columbia V6H1A5

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master
Fund Ltd. ("Iroquois Master Fund") with Ms. Kimberly Page, each of whom is a director of the Iroquois
Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois Capital is the investment advisor for
Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group
LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common
Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto. As of the date of the event which requires filing of this statement, Iroquois Master Fund held 0 shares of Common Stock and Reported Warrants to purchase 250,267 shares of Common Stock, and ICIG held 0 shares of Common Stock and Reported Warrants to purchase 201,418 shares of Common Stock. Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (other than certain Reported Warrants which are subject to a 4.99% blocker) (collectively, the "Blockers").
Percent of class: See Item 11 on the cover pages hereto. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 4,693,623 shares of Common Stock issued and outstanding as of September 23, 2024 as represented in the Company's Post-Effective Amendment No. 4 to Form F-1 filed with the Securities and Exchange Commission on January 22, 2025, and assumes the exercise of the Company's reported warrants (the "Reported Warrants"), each subject to the Blockers (as defined below). The percentage set forth in Item 11 of the cover page for each Reporting Person gives effect to the Blockers, if applicable.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (02/13/2025)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (02/13/2025)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (02/13/2025)